

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Allen R. Tubb
Vice President, General Counsel and Secretary
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270

Re: **SWS Group, Inc.**
    Amendment No. 1 to Registration Statement on
    Form S-3
    Filed November 4, 2011
    File No. 333-177217

Dear Mr. Tubb:

We have limited our review of your registration statement and your supplemental response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3, filed on November 4, 2011
General

1. The shares of Series A Preferred Stock are not yet outstanding, therefore you may not register at this time the shares of common stock underlying those shares of unissued Series A Preferred Stock. Please revise your registration statement to limit your registration only to those shares of common stock underlying the warrants which are already outstanding.

Selling Stockholders, page 6

2. We note your disclosure in the first paragraph on page 11 regarding your Series A Preferred Stock. Please revise the Selling Stockholders section in order to provide greater detail regarding the "limited cases" when Hilltop Holdings Inc. and Oak Hill

Capital Partners III, L.P. may receive shares of your Series A Preferred Stock rather than shares of your common stock upon the exercise of their warrants.

Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director